Exhibit 99.188

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –
PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Ryan Ptolemy          , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) "Ryan Ptolemy"                                                          January 25, 2022
Name: Ryan Ptolemy                                                       Date:
Title: CFO

Reporting Issuer Name: End date of previous financial year:	Defi Technologies Inc
December 31, 2021

Type of Reporting Issuer:          ☑ Class 1 reporting issuer          ☐ Class 3B reporting issuer

Highest Trading Marketplace:          NEO

Market value of listed or quoted equity securities:

Equity Symbol	DEFI

1st Specified Trading Period (dd/mm/yy)	01/01/21 to 31/03/22

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$1.8400 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	154,227,923 (ii)

Market value of class or series	(i) x (ii) $ 283,779,378.32 (A)

2nd Specified Trading Period (dd/mm/yy)	01/04/21 30/06/21

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.9000 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	209,148,205 (iv)

Market value of class or series	(iii) x (iv) $188,233,384.5 (B)

3rd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/07/21 30/09/21

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$1.6400 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	208,059,765 (vi)

Market value of class or series	(v) x (vi) $341,218,014.6(C)

4th Specified Trading Period (dd/mm/yy)	01/10/21 to 31/12/21

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	2.9900 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	211,035,552 (viii)

Market value of class or series	(vii) x (viii) $630,996,300.48 (D)

5th Specified Trading Period (dd/mm/yy)	_____________ to _____________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(x)

Market value of class or series	(ix) x (x) $(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$361,056,769.48 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:	$0.0000 (2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2) $ 361,056,769.48

Participation Fee	$14,000.0000

Late Fee, if applicable	$ 0.0000

Total Fee Payable (Participation Fee plus Late Fee)	$14,000.0000